UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 28, 2017

(Date of Report (Date of earliest event reported)

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC 20009

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – EMIF-Fundrise JV LP

On April 28, 2017, we directly acquired ownership of a “majority-owned subsidiary”, EMIF-Fundrise JV LP (the “RSE REM Controlled Subsidiary”), for an initial purchase price of $8,506,500, which is the initial stated value of our equity interest in the RSE REM Controlled Subsidiary (the “RSE REM Investment”). The RSE REM Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 408 units located at 1801 Willow Haven Lane, Charlotte, NC 28262 (the “Pavilion Crossings Apartments”). The closing of both the initial RSE REM Investment and the Pavilion Crossings Apartments property occurred concurrently. The RSE REM Investment was funded with $2,296,500 in proceeds from our offering, $1,500,000 in proceeds from a one-off promissory note by and between us and our sponsor, and $4,710,000 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The RSE REM Controlled Subsidiary is managed by REM (Robbins Electra Management), a partnership formed in April 2015 between two experienced multifamily sponsors, Joe Lubeck who leads Electra America and Steve Robbins who leads Robbins Management. Together, REM owns and manages 60 communities with more than 18,250 units, valued at approximately $1.8 billion across the 60 communities. The key principal is Joe Lubeck, who has overseen four successful portfolio builds totaling over 100,000 units with a value in excess of $3 billion in the last 15 years.

Pursuant to the agreements governing the RSE REM Investment (the “RSE REM Operative Agreements”), our consent is required for all major decisions regarding the RSE REM Controlled Subsidiary. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE REM Investment, paid directly by the RSE REM Controlled Subsidiary.

The Pavilion Crossings Apartments property, which is held through Grand Reserve at Pavilions LP, a wholly-owned subsidiary of the RSE REM Controlled Subsidiary, was acquired for a purchase price of approximately $46,850,000. REM anticipates additional hard costs of approximately $3,781,800 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1,518,200, bringing the total projected project cost for the Pavilion Crossings Apartments property to approximately $52,150,000. To finance the acquisition of the Pavilion Crossings Apartments property, a $35,137,000 senior secured loan with a ten (10) year initial term at a 4.31% interest rate with seven years interest only was provided by Berkadia - Fannie Mae (the “Pavilion Crossings Senior Loan”). The loan also features standard non-recourse carveouts to the guarantor, Joe Lubeck. The remaining equity contributions to the RSE REM Controlled Subsidiary being contributed 50% by the Company and 50% by REM and its affiliates.

As of the closing date, the Pavilion Crossings Senior Loan had an approximate LTC ratio of 67.4%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Pavilion Crossings apartment property is a 408-unit, three story garden-style apartment property in Charlotte, NC. The property's twenty-four buildings were constructed between 2000 and 2003. The build is of well-maintained wood frame construction and brick veneer with a mix of plank and vinyl siding.

The Charlotte market presents a strong opportunity arising from strong demographic growth and solid multifamily market fundamentals. Charlotte’s economy has grown in large part due to its development as a major US financial center (second largest in the United States behind New York City) and a transportation hub for the East Coast. Population growth has been growing at a high rate and is projected to continue to do so in the short and long term future.

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Fourth Amended and Restated Promissory Grid Note

On April 30, 2017, we entered into a Fourth Amended and restated Promissory Grid Note (the “Fourth Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Fourth Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Fourth Amended and Restated Promissory Grid Note. The Fourth Amended and Restated Promissory Note replaces the earlier Third Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of January 31, 2017.

Availability

The Fourth Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Fourth Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of April 30, 2017, there were four (4) other similar promissory grid notes outstanding.

Collateral

The Fourth Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Fourth Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Fourth Amended and Restated Promissory Grid Note is due and payable on July 30, 2017.

The foregoing description of the Fourth Amended and Restated Promissory Grid Note does not purport to be complete.

Purpose

While there are no restrictions on the use of the proceeds received under the Fourth Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Fourth Amended and Restated Promissory Grid Note does not purport to be complete.

One-Off Promissory Note

On April 28, 2017, we entered into a One-Off Promissory Note, as borrower, with Rise Companies Corp in the principal amount of $2,100,000. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the One-Off Promissory Note, Manager’s independent representative reviewed and approved of the terms of the One-Off Promissory Note. The outstanding principal balance shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis. All outstanding principal and interest on the One-Off Promissory Note is due and payable on December 31, 2017.

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Reduction in Management Compensation

Beginning on May 1, 2017, the Company's Manager is reducing its quarterly asset management fee from 1.0% to 0.85%, as well as changing its special servicing fee from 1.00% of the original value of a non-performing asset to only reimbursement of actual expenses incurred on the Company's behalf in connection with the special servicing of non-performing assets.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated January 5, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      May 2, 2017

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